CHEVRON CORPORATION

6001 Bollinger Canyon Road,

San Ramon, California 94583

April 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Levenberg, Special Counsel
Karina Dorin, Special Counsel

RE:	Chevron Corporation
Registration Statement on Form S-4
File No. 333-277356

Dear Mr. Levenberg and Ms. Dorin:

As requested, please find attached a redline copy of Amendment No. 2 to the above-referenced Registration Statement showing changes made to Amendment No. 1, filed with Commission on April 12, 2024 and March 28, 2024, respectively.

If you have any questions regarding the foregoing, please contact Kyle Seifried of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3220.

*****

Very truly yours,

By:	/s/ Christine L. Cavallo
Name: Christine L. Cavallo
Title: Assistant Secretary and Managing Counsel